EATON VANCE SENIOR INCOME TRUST (EVF)
EATON VANCE FLOATING-RATE INCOME TRUST (EFT)
EATON VANCE SENIOR FLOATING-RATE FUND (EFR)
EATON VANCE NEW YORK MUNICIPAL INCOME TRUST (EVY)

A PRESENTATION TO
INSTITUIONAL SHAREHOLDER SERVICES INC.

DECEMBER 11, 2020

Saba | Capital



No Activist to Advocate for Shareholders





Saba Capital as Largest Shareholder



Saba | Capital

On August 13, 2020, the Board of Trustees of Eaton Vance Floating-Rate Income Trust (the "Fund") amended and restated the By-Laws of the Fund (the "Amended and Restated By-Laws"). The Amended and Restated By-Laws include provisions (the "Control Share Provisions") pursuant to which, in summary, a shareholder who obtains beneficial ownership of Fund shares in a "Control Share Acquisition" may exercise voting rights with respect to such shares only to the extent the authorization of such voting rights is approved by other shareholders of the Fund.

Mutual Funds

Closed End Funds- Unilateral Opt-In to Control Share Acquisition Statutes

Current ISS Policy, incorporating changes:	New ISS Policy:
General Recommendation: For closed-end management investment companies (CEFs), vote against or withhold from nominating/governance committee members (or other directors on a case-by-case basis) at CEFs that have not provided a compelling rationale for opting-in to a Control Share Acquisition statute, nor submitted a by-law amendment to a shareholder vote.	**General Recommendation:** For closed-end management investment companies (CEFs), vote against or withhold from nominating/governance committee members (or other directors on a case-by-case basis) at CEFs that have not provided a compelling rationale for opting-in to a Control Share Acquisition statute, nor submitted a by-law amendment to a shareholder vote.